Exhibit 99.1

Subsea 7 S.A. awarded $1 billion contract for deepwater
development offshore Brazil

Luxembourg – April 7, 2011 – Subsea 7 S.A. (Oslo Børs: SUBC) announced today the award of a contract with Petrobras, as Operator of BM-S-9 and BM-S-11 Consortia to Subsea 7 Inc., a wholly owned subsidiary of Subsea 7 S.A., of approximately $1 billion for the development of the Pre-Salt deepwater Guará and Lula NE Areas located in the Santos Basin, offshore Brazil, in water depths of approximately 2,200 metres.

The project scope includes the Engineering, Procurement, Installation and Pre-Commissioning of four decoupled riser systems featuring:

•	four submerged buoys each of 1,900 tonnes to be installed at approximately 250 metres below the sea level buoy foundations and associated tethers; and

•
twenty-seven steel catenary risers of 3.9km and associated pipeline end terminations (PLETs) of which eighteen 7.5” production lines, three 9.5” water injection lines and six 8” gas injection lines, and associated anchor piles and crossings.

Engineering and project management work will commence with immediate effect and will be undertaken at our offices in Rio de Janeiro, Brazil. Fabrication of the rigid pipelines will be carried out at the pipeline fabrication spoolbase, which Subsea 7 are developing at Paranaguá, Paraná in Brazil. Offshore installation is scheduled to commence during the second half of 2012, using Seven Oceans, Seven Seas and Skandi Seven.

Victor Snabaitis Bomfim, Subsea 7’s Senior Vice President, Brazil, said: “We are delighted to be awarded this pioneering contract in this new deepwater frontier which is the Santos Basin Pre-Salt area, as it enables us to leverage our newly enhanced capabilities, further develop our strong track record as a local strategic partner to Petrobras, whilst building upon our long-term commitments in Brazil. We look forward to continuing to support Petrobras’ developments and bringing our expertise in engineering, project management and installation to the ongoing development of the challenging Pre-Salt Area, offshore Brazil.”

Jean Cahuzac, Subsea 7’s Chief Executive Officer, said: “This contract, the first EPIC award on the Pre-Salt Areas, represents a significant development. It reflects Subsea 7’s capabilities to apply advanced solutions to meet the increasingly challenging needs of our clients in their complex deepwater subsea developments.  We look forward to developing further our local content facilities and expertise and build on our already strong presence in Brazil.”

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide.
We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.
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Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

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Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the value of the awarded contract, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.